

April 14, 2021

James Todd
Vice President & Corporate Controller
Landstar System Inc.
13410 Sutton Park Drive South
Jacksonville, FL 32224

> **Re: Landstar System Inc.**
> **Form 10-K for the Fiscal Year ended December 26, 2020**
> **Filed February 23, 2021**
> **File No. 000-21238**

Dear Mr. Todd:

     We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year ended December 26, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Changes in Financial Condition and Results of Operations, page 22

1.   We note that you have a table on page 27 presenting, under the heading of "indirect costs and expenses," percentages that various amounts reported in your financial statements are of your measure of gross profit, similarly for operating income and we see that you describe your computation of gross profit on page 25 as "revenue less the cost of purchased transportation and commissions to agents."

     However, on page 26 you describe certain items that are reported in other cost categories which appear to represent costs that would be attributable to costs of revenues under GAAP, and thereby ordinarily considered in calculating gross profit in accordance with GAAP. For example, you explain that maintenance on your trailering equipment, BCO Independent Contractor recruiting and qualification costs, and trailer rental costs are components of other operating costs, and that depreciation and amortization primarily relates to trailing equipment and information technology hardware and software.

We see that you have utilized the percentages based on your apparently incomplete gross profit measure in your discussion and analysis of operating results on pages 29 and 31 and have quantified the measure in earnings releases and presentations filed on Form 8-K.

Please revise your filing to distinguish the measures that you have presented from those that would be calculated in accordance with GAAP. Specifically, you should (i) recalculate gross profit to reflect all costs of sales as would be reported in accordance with GAAP, (ii) chose an alternate label for your non-GAAP measure, and (iii) provide a reconciliation between gross profit in accordance with GAAP and your non-GAAP measure. Please refer to Item 10(e)(1)(i)(A), Item 10(e)(1)(ii)(E), and Item 10(e)(1)(i)(B) of Regulation S-K. Similar requirements are applicable with regard to your earnings releases and presentations pursuant to §244.100(a) of Regulation G.

Please ensure that when presenting non-GAAP measures you include corresponding information based on the most directly comparable GAAP measures with equal or greater prominence. Given your current disclosures, this would include adding tabulations and narratives based on gross profit in accordance with GAAP. You may refer to the Answer to Question 102.10 of our Compliance and Disclosure Interpretations, dated April 4, 2018, which is available on our website at the following address.

https://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation